INVEST IN **HALF MOON TECH**

DIVE-Soul Matching Social App for Gen Z. We match souls first, unlock photos later


Match Score: 85%
Match Score: 95%
Soul
First

Highlights

1. We match users on their SOUL (personality, astrology, and other content shared) on DIVE.
2. DIVE allows you to talk first, and then unlock a part of your match's photo with every 10 messages.
3. Draw out your stories with creative stickers so that you can create your unique soul metaverse.

Our Team



Xin Wei

Graduated from Columbia University. I wrote my own theater play and produced in Manhattan 4 times with great success. I also developed 3 other apps before this app.

We want to solve the growing loneliness problem of young people despite their access to social media. They are badly in need of genuine soul connections. This is one of the reasons anxiety and depression are acutely on the
times with great success. I also developed 3 other apps before this app.

We want to solve the growing loneliness problem of young people despite their access to social media. They are badly in need of genuine soul connections. This is one of the reasons anxiety and depression are acutely on the rise among the young.



Aysenur Souther

-Ex-Google Mktg (B2C), Strategy & Ops Manager in Europe, M. East & Africa -Startup advisor. Strategy, system, team builder -"Silicon Valley powerhouse" (CNN & ind. media) -Yale Alumni



Kevin Wei

-Ex-DowJones Senior Engineer -ChengYu Tech. Funder, system builder, CEO



Jessica Yuan

Pitch


DIVE
Matching Souls
Gen Z Social & Dating App


DIVE
Soul Matching App
Soul Matches
Make Real & Deep Connections
Soul First, Photo Later
DIVE


The Stellar Team - Full Time Commitment
DIVE
CEO Xin Wei
Gen Z herself
Very Creative on people interaction: Produced her own immersive theater show, staged in Manhattan
Built 3 apps
Columbia CSSA VP (2019-2020)
Columbia alum
COO Aysenur Souther
Ex Google Marketing Manager
All B2C products
EU, Middle East & Africa
21 years in Strategy, Mktg & Growth US & globally
CNN: "Silicon Valley powerhouse"
Yale alum
CTO Kevin Wei
3 years older than Gen Z
Serial Entrepreneur
Founder of 20 people company
Ex Dow Jones Tech Lead
Ex CTO of Panda Teacher
CDO Jessica Yuan
Almost Gen Z
5+ years in UX/UI Design
Multiple design awards -UX/UI Design strategies for StuDAO fintech platform
Co-founder of UXTerps organization
20 Interns
All Gen Z
Across 15 colleges in US
Berkeley, UChicago, Purdue
ADVISOR Jack Feng
Co-Founder / CTO of Wandoujia
App with 200M users app
Acquired by Alibaba
Partner / COO of ihealth lab
Angel Investor


We understand Gen Z (age 16-26) & their values
McKinsey & Company
Forbes
WIRED
MARKETINGDIVE
01
Real
Anti filtered photos, staged life styles and showing off.
02
Unique
Love self-expression & creativity. Want personalized experience.
03
Ethical
Want + change in social causes & ethical decision-making from leaders.
04
Open to new apps
Born into the internet age and believe online is the way for all interactions.
05
Gamified Experiences
Games matter more as a passtime than music, movies, browsing internet.
06
Online Identity
Conservative about what they disclose online. Most don't put up their real photos for profile pics on social media.


What do Gen Z Girls need from Dating Apps?
DIVE
Current Social Media & Dating Apps can't give Gen Z what they need, especially Gen Z Girls.
Deep, Not Shallow
"Don't judge me by photos. I am MORE than what I look like."
Meaningful Interactions
"I want to chat at least for 2 weeks before meeting in person."


Spiritual
"I am so into astrology. I always check my daily fortune"
No Hookups
On Tinder profile" "Not looking for hookups." (80% majority)


We interviewed 100s of Gen Z Girls:
We match their values & needs
DIVE
45%
Serious Relationship
35%
Friends To Talk
20%
Hookup
They want to know:
Life Plans/Dreams
Important life stories
Hobbies/Interests
Personality
Astrology
Location
Don't care:
Photos
They want to see:
Photos
Location
Don't care:
Personality
Life story
Life Plans/Dreams
45%
35%
80% of girls don't care immediately about photos, but finding similar souls.


Dating App Market Will Double In 5 Years to $5.71Bn
From Small Market Cap to Middle Market Cap
DIVE
Global Dating App Revenue
2015-2020
Global Dating App Projected Revenue
2020-2025
Blackstone
Business of Apps

These are forward looking projections and are not guaranteed.


Online Dating Trends: Deeper Connection Now
DIVE
Before 2017
Photo Matching
2017-2019
Video Dating
2020-Now
Personality
Future
Soul Matching
Male focus / Visual based
Fast food dating
Superficial
Video based / TikTok-like
Long time to prepare for videos / Superficial
MBTI Test / Too formal
Lack of fun
We are on trend, & doing better: Deep & Fun
tinder
bumble
Hinge
Feels
Lolly
So Syncd
birdy
DIVE


Similar Soul Matching Ideas: Trendy Globally &
Some Beat Photo Matching Apps in Local Markets
DIVE
Soul
Soul App
Chinese & Asia
100M Users
7M Daily Active Users
Soulchill
Middle East
410K New Users / Month
Litmatch
Africa, Latin America
2.2M New Users / Month
Need to capture the US & Western markets before global competitors.


Our Unique Solution - Soul Matching App
We match our users based on their souls first, photos later
DIVE
Advantage 1:
Comprehensive Definition of Soul
Advantage 2:
Gamified Interaction Experience After Matching





Advantage 1 -
5 Pillars To Find Similar Souls
DIVE
01 Life Stories
02 Dreams
03 Secrets
04 Personality Tests
05 Astrology
These are exactly what 80% of girls are looking for on dating apps.



Advantage 1 -
5 Pillars We Pick Are Exactly What Gen Z Girls Are Looking For
DIVE
45%
Serious Relationship
35%
Friends To Talk
They want to know:
Life Plans/Dreams
Important life stories
Hobbies/Interests
Personality
Astrology
Location
Don't care:
Photos
20%
Hookups
They want to see:
Photos
Location
Don't care:
Personality
Life story
Life Plans/Dreams



Advantage 2 -
Unlike Competitors, We Gamify the Experience After Matching
tinder
No incentives After Matching
&
Chat Dies
DIVE
Providing Clear Instructions & Incentives During Gamified Interactions after Matching
1
2
3
4
Chat with 10 messages
Unlock 6 fun facts
Unlock 3 photos
Unlock 2 video calls



User Projections-2030
DIVE
Total Dating App Market Currently
300M
Projected No of Users of Online Dating in 5 years
600M
Projected Users by 2030
120M
Projections for total users (eoy)
2023: 0.1M
2024: 0.4M
2025: 1.8M
2026: 5M
2027: 15M
2028: 40M
2029: 70M
2030: 120M
Reference: At 18% market share, Tinder has 57M users. When the market doubles in 5 years, there will be 600M users in the market.

These are forward looking projections and are not guaranteed.



Go To Market:


Reach 20K College Students in 50 Colleges in 6 Months
1 - Tester to Micro Influencer Referral Program
Recruit 500 test users from 50 colleges
Transfer test users to being micro influencers to post our app on social media
Have micro influencers refer other testers to our testing program
2 - College Club Sponsorship Events: Matching Souls Live

These are forward looking projections and are not guaranteed.


Go To Market: 150 Colleges Program
DIVE
50 Colleges
By Jun 2022
Hold creative brand awareness events with clubs on campus
150 Colleges
By Dec 2022
Have live soul matching experiences to lead to downloads

These are forward looking projections and are not guaranteed.


Vision: SOUL METAVERSE
DIVE
Each user will design his or her own soul metaverse,
and invite others to their metaverse to have immersive experiences.
Our vision is to combine social and gaming together, building visualized and vivid social games for our users.
Drawing Board


How Do We Make Money?
DIVE

Revenue	$100K/Month eoy Next Year! (Detailed in Appendix Slide 27)
Spiritual Services	Platform commissions on professional service transactions, like personal dream interpretations, psychic, fortune teller, healing advice services..
Premium Features	• Pay to unlock the photo • Emotions analysis • Personality analysis • Compatibility Report • Full Astrology Report
User Targeted Ads	Commodity Ads to the specific users based on their dream and story data. Offline dating places recommendation
Stickers Purchases	Downloads revenue from the platform's own story stickers created by artists (artist takes a commission per download)

These are forward looking projections and are not guaranteed.


Ask - $107K (We already developed our MVP)
DIVE
• Talent: 45%
• Version 2 App development: 40%
• Marketing: 7.5% (Club Sponsorship Fees)
• Wefunder: 7.5%

Roadmap

April 2021	Sep 2021	Nov 2021	Q2 2022
Foundation	**Pre-launch**	**Launch & Angel funding**	**Post-launch**
Company got incorporated in the US	Product development, legal counsel	Start of viral and marketing activities	25k users traction

These are forward looking projections and are not guaranteed.

DIVE

Our users connect in a deep & fun way.

Join us, to transform the social media space for Gen Z!

NY Unicorn Pitch Top 3 Winner

Thank You

halfmoon.app@gmail.com

Appendix

Direct Competitors

Tinder, Bumble
Swiping based on photos
Old school online dating

- Designed by males for males. Visual based. Fast food dating.
- Women want more discretion and dislike too much online exposure.
- These apps tear away at women's hopes to find love and lasting relationships and destroy self-esteem.

Feels, Lolly, Snack
New generation online dating
All video based, Gen Z targeting

- Video based online dating does not eradicate any of the inherent problems and ensuing frustrations of old school online dating for women.

SoSynced (started in late 2020)
Matches people based on their Myers-Briggs personality type

- Very limited approach for soul matching.
- Lacks the fun

Competitors In Larger Market

Chinese app, Soul
Focus on East Asia
Stellar growth rates- 7M DAU

- DIVE-US company, US & Western world focus.
- DIVE has more interesting use cases for connecting users as well as diversified spiritual services.

Instagram
Huge user base
Fosters an environment where users promote inauthentic and unachievable lives and goals.

- Gen Z core values are being authentic and showing the real, creative and unique inner self.
- Gen Z need a social platform to connect on interesting and genuine aspects of the soul.

Poparazzi
Higher download rates than Tiktok among Gen Z
All about unfiltered photos

- This app has privacy issues, but their success shows the need in the market for Gen Z's desire to connect in an **authentic** way.

**The below 3 slides contains forward looking projections that are not guaranteed.*

Go To Market- Growth

Initial Target Market: Female Gen Z US population	Initial Target User Size: 100K in US, 20K UK & CA		Eoy 2023

Growth- Stage 1	Viral, Email marketing, Content Marketing, ASO, SEO, PR	College brand ambassador groups, High school brand ambassador groups	Fall 2021-Ongoing
Growth- Stage 2	Partnerships	Art schools, alike-content brands, well-being/inspirational apps, psychology platforms, artists, research groups, psychic, astrological & interpretation services	Spring 2022-Ongoing
Growth- Stage 3	International Rollout to English speaking world	Canada, UK, Australia, India, South Africa, Nigeria	2023
Growth- Stage 4	International Rollout to Spanish, Mandarin, Portugese	Relevant Latin, Asian, European countries	2025

Continuous new product feature rollouts


User Projections-2030
DIVE
Total Dating App Market Currently
300M
Projected No of Users of Online Dating in 5 years
600M
Projected Users by 2030
120M
Reference: At 18% market share, Tinder has 57M users. When the market doubles in 5 years, there will be 600M users in the market.
Projections for total users (eoy)
2023: 0.1M
2024: 0.4M
2025: 1.8M
2026: 5M
2027: 15M
2028: 40M
2029: 70M
2030: 120M

These are forward looking projections and are not guaranteed.

Go To Market- Monetization Plan

Monetization	Introduction of	Revenue model	Estimated Revenue per month at introduction month	Date
Stage 1	Platform commissions on professional service transactions like personal dream interpretations, psychic, fortune teller, healing advice services	5% per transaction for services	10K monthly users X ($10 average charge/service X 0.05)=$5K/month	Spring 2022
Stage 2	-A Freemium Model with premium features in Paid Subscription -Advertising revenue	-$9.99 per month for Premium membership -$5 per 1K impressions on ads from brands	1) $9.99X (30k*10%) =30K/month 2) 10K/month	Summer 2022
Stage 3	Downloads revenue from the platform's own story stickers created by artists (artist takes a commission per download)	$0.5 per download which costs $1 to user	20K users*5 times/month X $0.5=$50K/month	Fall 2022
		TOTAL	**$100K/month**	**Eoy 2022**

Team Development

- Founders and external resources handle all strategy and operations in 2021 and 2022.
- Before 2023, CTO's tech development will handle the app development. This team has done tremendous projects on:
  - Chinese Walmart App Warehouse management platform
  - Panda Teacher App with over 200K users
  - Shanghai Government Road management platform
- Initial full time, in-house Marketing, Sales, Finance, HR hires in 2023.

Female users care about deep connections

- Most female users want to talk for **at least 2 weeks** before meeting in person
- Questions they ask:
  - What are you looking for on the app?
  - What's your life like? A typical day?
  - What do you want to do in 5 years?
- When we explain the soul connection idea to girls:
  - 92% of them think it is a **great idea** to develop a **deeper connection** with someone.



- Most male users ask for a date in first **10 messages.**
- Questions they ask:
  - Do you want to come to my place?
  - Do you want to grab a drink?
  - Do you want to meet for a coffee?
- When we explain the soul connection idea to males:
  - 78% of them think it is a **bad idea**. They think women value **physical attraction** a lot.

We are here to help our FEMALE users!

 **Boys will come to where the girls are.**

Gen Z is lonely because NO APP provides for 80% of girls' needs



There's the "fun" of rating women as hot-or-not; there's the fun of the "fun" of having so many options, you tend to see women as disposable objects. thinking that these apps guarantee you sex, an assumption which a 2020 study by the UK's National Crime Agency says has factored into a startling rise in sexual assault perpetrated by male app users.

2016 study-Uni of North Texas: Regardless of gender, Tinder users report less psychosocial well-being and more indicators of body dissatisfaction than non-users

Apps promised to revolutionize dating. But for women they're mostly terrible

The Guardian

2018 study-Norwegian Uni: online dating, specifically picture-based dating apps can lower self-esteem & increase odds of depression.

I believe online dating has made single women overall less happy, less likely to find a long-term partner, and more at risk of sexual violence



Gen Z Is Lonely
Percent of U.S. adults who are lonely, shown as demographics
And these results are pre-Covid!!!
61% of all U.S. adults reported feeling lonely, which is up 7% from last year
Gen Z 79%
Millennials 71%
Boomers 50%
Men 46%
Women 45%
n=10,441 adults
Survey was conducted during the summer of 2019
Source: Ipsos Polling for Cigna U.S. Loneliness Index
statista

Problem

Interviewed 100s of College & High School girls; 16-22 years old



80% CANNOT FIND what they need on dating apps

So.... what are they looking for?

2 types of users: College & High School Girls

Emma



Typical College sophomore:

- Has a limited number of friends on campus
- Joined 1-2 clubs
- Looking for a serious relationship
- Wants to start a relationship simple & slow
- She wants to share thoughts with someone online.
- She doesn't really care about looks.
- She is into K pop, K drama & Anime

Jessica



Senior in a small town High School:

- Wants to talk to new friends out of her life cycle. She already knows all the people in her school.
- She has stories & confusions to discuss that she doesn't want to share with friends in real life.
- Into astrology & spiritual things.
- Plenty of idle time. She uses IG, Snapchat and TikTok, but doesn't talk to strangers on those apps.